April 12, 2021
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
Washington, D.C. 20549
Attention: Mr. Jeff Kauten
RE: Registration Statement on Form S-3 (File No. 333-255040)
Dear Mr. Kauten,
On behalf of USA Technologies, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to April 14, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Braden McCurrach of Cadwalader, Wickersham & Taft LLP at (212) 504-6788.
Very truly yours,

/s/ Davina Furnish
Davina Furnish
General Counsel and Secretary

cc: Mr. Braden McCurrach (via email)